Exhibit 3.2



                               FIRST AMENDMENT TO

                                     BYLAWS

                                       OF

                           EDGE PETROLEUM CORPORATION

                  The following amendment to the Bylaws was adopted by the Board of Directors of Edge Petroleum Corporation (the "Corporation") on September 28, 1999:

                  Section 3.1 of the Bylaws of the Corporation is hereby amended to add the following paragraph (d) thereto:

                  (d) No person shall be eligible for nomination for election as a director of the Corporation if such person is 70 years of age or older or will become 70 years of age or older on or prior to the date of the annual meeting of stockholders of the Corporation at which such person would be considered for election to the Board of Directors. A director who becomes 70 years of age during the term of his or her directorship may complete his or her term. Notwithstanding the foregoing, any director who is also an employee of the Corporation shall be deemed to resign from the Board of Directors on such director's 65th birthday and may not thereafter be nominated for election as a director of the Corporation. The Board of Directors may waive the provisions of this Section 3.1(d) only by a vote of a majority of the members of the whole Board of Directors (including the director who would otherwise be deemed to resign or be ineligible for nomination as a director) if the Board of Directors in its judgment determines that such waiver would be in the best interests of the Corporation.




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